Exhibit 21

Subsidiaries of Concrete Pumping Holdings Acquisition Corp.

Subsidiary	State of Incorporation
Concrete Pumping Intermediate Acquisition Corp.	Delaware
Concrete Pumping Merger Sub Inc.	Delaware
Industrea Acquisition Merger Sub Inc.	Delaware